HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

May 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant

Re:	HNR Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 31, 2023
File No. 001-41278

Dear Ms. Gallagher:

HNR Acquisition Corp. (the “Company”) confirms receipt of the letter dated May 10, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibit 31.1, page 70

1.	We note that your certification does not include paragraph 4(b) after the end of the transition period that allows for this omission. In addition, the introductory language in paragraph 4 does not refer to internal control over financial reporting. Please amend the Form 10-K to provide a revised certification; you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Rule 13a-14(a) of the Exchange Act and Item 601(b)(31) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has filed an exhibit-only amendment to the Form 10-K with a revised Exhibit 31.1.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 326-0243.

Very truly yours,

/s/ Donald Goree
Donald Goree
Chief Executive Officer

cc: Matthew Ogurick